Exhibit 99.66

news release

6 Adelaide Street East, Suite 500 Toronto, ON M5C 1H6	Shares outstanding: 100,029,310 TSX: BLE, BLE.WT Frankfurt: A6R
October 26, 2006
BLUE PEARL COMPLETES US$575 MILLION ACQUISITION OF INTEGRATED MOLYBDENUM PRODUCER THOMPSON CREEK
Blue Pearl Mining Ltd. announced today the closing of its acquisition of Thompson Creek Metals Company, a transaction that transforms the former junior mining company into the world’s largest publicly traded mining company that produces only molybdenum.
The Thompson Creek assets include the Thompson Creek mine and concentrator in Idaho, a 75% interest in the Endako mine, concentrator and roaster in British Columbia and the Langeloth metallurgical refinery plant in Pennsylvania. These assets will not only complement, but particularly in the case of Endako, also offer considerable synergies to Blue Pearl’s current interest in the Davidson Deposit, an underground molybdenum deposit 200 kilometres northwest of the Endako complex.
“We are delighted to close this acquisition, which marks the birth of a new major Canadian mining company at a time when the ranks of Canadian metal producers are thinning,” said Blue Pearl Chairman and CEO Ian McDonald. “In terms of annual revenue we should rank in the top 15 list of Canadian mining companies, and Blue Pearl will be an integrated North American primary moly producer playing a significant role in the global market for molybdenum.”
Mr. McDonald noted that with molybdenum prices trading above the US$25-per-pound level over the past two years and briefly hovering around US$40 in mid-2005, Thompson Creek has experienced strong financial performance. For the first nine months of fiscal 2006 (ended June 30, 2006), Thompson Creek reported income from operations of US$407 million and net income of US$286 million (unaudited) and, for the full fiscal year ended September 30, 2005 (audited), income from operations of US$456 million and net income of US$323 million.
In reviewing Thompson Creek during the lead-up to the acquisition announcement, Mr. McDonald said he was impressed with not only the financials and the quality of the assets, but also with the depth of experience of management and stable workforces at each of the sites.
The purchase price of the acquisition was US$575 million, with additional payments of up to US$125 million contingent on future molybdenum prices. Blue Pearl funded the acquisition and related transaction costs through a US$204 million public equity offering, a US$35 million equity sale to one of the vendors of Thompson Creek, a US$402 million term debt facility and a US$25 million revolving line of credit. The equity offering was co-led by GMP Securities L.P. and UBS Securities Canada Inc., and included Canaccord Capital Corporation, Orion Securities Inc., Blackmont Capital Inc., Dundee Securities Corporation and Toll Cross Securities Inc. UBS Investment Bank led the debt financing.
(For more information on the terms of the contingency payments, details of the Thompson Creek assets and mineral reserves and mineral resources, please refer to the Blue Pearl press release dated September 5, 2006 and prospectus dated October 13, 2006 available on SEDAR or on the Blue Pearl website at www.bluepearl.ca.).
With completion of the Thompson Creek acquisition, the previously issued subscription receipts will be automatically exchanged into the underlying common shares and warrants. The subscription receipts will be de-listed October 26, 2006. The newly-issued warrants will begin trading at the open October 27, 2006 under the symbol BLE.WT.A.
This news release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling securityholder and that will contain detailed information about the Company and management, as well as financial statements.
About Blue Pearl Mining Ltd.
Blue Pearl is an integrated North American producer of primary molybdenum with operations in Challis, Idaho; Langeloth, Pennsylvania; Smithers, B.C. and Fraser Lake, B.C. Its sales and marketing offices are located in Denver, Colorado and head office in Toronto.

Ian McDonald, Chairman and CEO	Christina Lalli
Blue Pearl Mining Ltd. Tel: 416-860-1438	Renmark Financial Communications Inc. Tel.: 514-939-3989
info@bluepearl.ca	clalli@renmarkfinancial.com

Olav Svela, VP, Investor Relations
Tel: 416-860-1438 Toll free: 1-800-827-0992
osvela@bluepearl.ca
Cautionary Note Regarding Forward-Looking Statements
This news release contains “forward-looking information” which may include, but is not limited to, statements with respect to the future financial or operating performance of Blue Pearl, its subsidiaries and its projects, the future price of molybdenum, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims and limitations of insurance coverage. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Blue Pearl and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; actual results of reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of molybdenum; possible variations of ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; political instability, insurrection or war; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Risk Factors” in Blue Pearl’s short form prospectus dated October 13, 2006 which is available on SEDAR at www.sedar.com. Although Blue Pearl has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this news release and Blue Pearl disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Blue Pearl undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.